EXHIBIT 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(Dollars in thousands)

Earnings
Pre-tax net income	$1,248
Add:
Fixed charges	7,598

Earnings, as adjusted	$8,846

Fixed charges
Interest expensed and capitalized	$7,597
Amortized premiums, discounts and capitalized expenses related to indebtedness	(4)
Estimate of interest within rental expense	5

Fixed charges, as adjusted	$7,598

Ratio of earnings to fixed charges	1.16